Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on April 6, 2020 was $0.2075 per share.

 Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): April 6, 2020

Jones Soda Co.
(Exact Name of Registrant as Specified in Charter)

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

66 South Hanford Street, Suite 150, Seattle, Washington 98134
(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 7, 2020, Jones Soda Co. (the “Company”) announced that Jennifer Cue has stepped down as the Company’s Chief Executive Officer, President and Acting Principal Financial Officer effective April 6, 2020.  Jamie Colbourne, currently a consultant to the Company, has been appointed as the Company’s Interim Chief Executive Officer and Acting Principal Financial Officer effective April 6, 2020.  Ms. Cue has transitioned to a consulting role for the Company and will remain on the Company’s Board of Directors.

Pursuant to the terms of the consulting and separation agreement between the Company and Ms. Cue effective April 6, 2020 (the “Consulting Agreement”), Ms. Cue will receive a consulting fee of $13,750 per month during the term of the Consulting Agreement which expires April 5, 2021.  In addition, the Company will subsidize Ms. Cue’s COBRA costs during the term of the Consulting Agreement, up to an amount equal to the costs that the Company pays for other employees with similar benefit elections.

Mr. Colbourne joined the Company on April 1, 2020 as a consultant. Mr. Colbourne was most recently the Chief Executive Officer of Harry’s Fresh Foods, a position he held from July 2012 until it was sold in March 2019, and also served on its Board of Directors. Mr. Colbourne currently serves on the Board of Directors of Ellenos Real Greek Yogurt, Harbor Wholesale, and Bargreen Ellingson. He was the Chief Operating Officer of Charlie’s Produce from 2008 to 2012. From 2002 to 2008, Mr. Colbourne served as Chief Executive Officer and President of Litehouse Inc., and prior to that, he held positions at Tully’s Coffee, Specialty Frozen Foods, Haagen-Dazs, Pepsico/Seven-up Canada. Mr. Colbourne received a Bachelor of Commerce, Marketing and Finance from St. Mary’s University in Canada and received a Canadian Chartered Accounting designation in 1982.

Pursuant to a consulting agreement with Mr. Colbourne dated April 1, 2020, Mr. Colbourne is entitled to receive a consulting fee of $25,000 per month.  The consulting agreement expires on June 30, 2020, unless extended by the mutual agreement of the parties, and thereafter may be terminated by either party upon notice to the other, and contains standard confidentiality, non-competition, non-solicitation and invention assignment provisions.

A copy of the Company’s press release, dated April 7, 2020, is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.      Description

99.1                 Press Release dated April 7, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: April 7, 2020	By:	/s/ JAMIE COLBOURNE
Jamie Colbourne
Interim Chief Executive Officer and Acting Principal Financial Officer

EXHIBIT 99.1

Jones Soda Appoints Jamie Colbourne as Interim CEO

Seasoned Executive with Proven Track Record of Growing CPG Brands to Lead Execution of Jones’ Revamped Sales Strategy

SEATTLE, April 07, 2020 (GLOBE NEWSWIRE) -- Jones Soda Co. (the “Company”) (OTCQB: JSDA), a leader in the craft soda industry known for its unique branding and authentic connection to consumers, has appointed Jamie Colbourne as interim CEO effective April 6, 2020. After eight years at the helm, Jennifer Cue has decided to step down from the position of CEO and spend more time with her family. Cue will be available to assist Colbourne when needed and will remain on the Company’s board of directors.

Colbourne is an accomplished executive with more than three decades of experience in growing profitable businesses. Most recently, he served as CEO and board member for JGC Foods, a holding company that specializes in the manufacturing and distribution of branded and co-packaged soups, sauces and entrees across North America. While in this role, Colbourne significantly expanded the company’s distribution network with national retailers and implemented a sales strategy that led to a ten-fold revenue increase over eight years.

Prior to JGC Foods, Colbourne was the COO of Charlie’s Produce, the largest independent distributor of produce and food manufacturer in the Pacific Northwest, Alaska and Canada. Previously, Colbourne held various executive positions and served on the board of directors for notable consumer and CPG brands, including Litehouse Products, Tully’s Coffee, Haagen-Dazs and 7UP Canada.

“Jamie is a highly-qualified executive with a proven track record in successfully implementing strategic plans leading to profitable growth for CPG brands,” said Michael Fleming, Jones Soda’s chairman of the board. “We believe his unique experience in expanding distribution networks and landing partnerships with national retailers will be an invaluable asset. We look forward to having Jamie take the helm and lead the execution of Jones’ revamped sales and marketing strategy as we enter our next chapter of growth.

“I would also like to thank Jennifer Cue for her many years of service and dedication to Jones Soda. Her leadership played an integral role in evolving Jones and Lemoncocco into authentic and unique brands that resonate well with consumers. We look forward to continuing to work with Jennifer on the board level, along with having her support as the Company’s second largest shareholder.”

Commenting on his appointment, Colbourne stated: “Jones Soda presents an exciting opportunity to significantly grow a brand that has developed a reputation for unique and great tasting craft soda within its current customer base. The Company has already made notable strides in expanding its consumer reach and building out its sales and marketing teams with exceptional talent. I look forward to leveraging my expertise in growing CPG and food distribution companies as we implement the necessary strategies to execute on the Company’s initiatives and return Jones to profitable growth.”

Colbourne holds a Bachelor of Commerce from St. Mary’s University and the chartered accounting designation from the Canadian Institute of Chartered Accountants. He currently serves on the board of directors for Harbor Wholesale, Bargreen Ellingson and Ellenos Yogurt.

About Jones Soda Co.
Born in Vancouver, BC, and now headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with pure cane sugar and other high-quality ingredients and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – pure cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Investor Relations Contact:
Cody Slach
Gateway Investor Relations
949-574-3860
JSDA@gatewayir.com